                             OFFER TO PURCHASE FOR CASH
                 ANY OR ALL OF THE $44,412,500 AGGREGATE FACE VALUE
                        (SUBJECT TO A $22,206,250 MINIMUM)
                          OF CONTINGENT PAYMENT RIGHTS OF
                                   MEDAREX, INC.
                              BY BCC ACQUISITION I LLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 17, 1998, UNLESS THE OFFER IS EXTENDED.

     BCC Acquisition I LLC, a Delaware limited liability company (the "Purchaser"), hereby offers to purchase for cash any or all of the $44,412,500 (subject to a $22,206,250 minimum) in aggregate face value of certain contingent payment rights (the "Rights") of Medarex, Inc. (the "Company"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Assignment enclosed with this Offer to Purchase (which together constitute the "Offer"). The full, undiscounted value of any of the Rights is referred to herein as the "Face Value" of such Rights. The Rights are held by the former holders (the "Holders") of preferred stock ("GenPharm Preferred Stock") and common stock ("GenPharm Common Stock") of GenPharm International, Inc. ("GenPharm"). The Rights, as such term is used in this Offer, represent such Holders' rights to receive the remainder of the merger consideration (the "Remaining Merger Consideration") payable to such Holders under the Amended and Restated Agreement and Plan of Reorganization dated as of May 5, 1997 by and among the Company, Medarex Acquisition Corp., a California corporation wholly-owned by the Company ("Merger Sub"), and GenPharm (the "Merger Agreement"), pursuant to which the Company acquired GenPharm (the "Merger"). While the Remaining Merger Consideration is denominated in dollars, the Merger Agreement provides that it is payable (in most cases) in shares of the Company's common stock, par value $.01 per share (the "Common Stock"), valued at the Fair Market Value thereof at the time of payment (as defined in the Merger Agreement). At the date hereof, the Remaining Merger Consideration is $44,412,500. This amount is not required to be paid until December 31, 1998 (and possibly, to some extent, in 1999) and is subject to reduction in certain circumstances all as more fully described herein.

     The Purchaser is offering to acquire any or all of the Rights, subject to the terms and conditions of the Offer (which includes the condition that at least 50% ($22,206,250) of the aggregate Face Value of the Rights be assigned), at a price that represents a 20% discount from the amount of the Remaining Merger Consideration such Holder would receive if the Remaining Merger Consideration were not reduced and such Holder actually received such Holder's maximum entitlement to such Remaining Merger Consideration. Since, pursuant to the Merger Agreement, the amount of each Holder's share of the Remaining Merger Consideration is dependent on whether such Holder was a holder of GenPharm Preferred Stock and/or GenPharm Common Stock (and, if a holder of GenPharm Preferred Stock, which series of GenPharm Preferred Stock such Holder held), the price the Purchaser is offering to pay to each Holder depends upon which class or series of GenPharm stock the Holder held.

     The following table sets forth the cash payment the Purchaser is offering to make to the Holders to acquire the Rights pursuant to the Offer. The first line of the table sets forth the price to be paid by the Purchaser for the Rights relating to each share of GenPharm Preferred Stock and GenPharm Common Stock (on an as-converted fully diluted basis) formerly held by any such Holder. This price reflects the 20% discount. The second line of the table sets forth, on the same per-share basis, the amount of Remaining Merger Consideration that would be received by such Holders pursuant to the Merger, assuming no further reduction in the Remaining Merger Consideration.


                                                                                                                  GenPharm
                                                   Series of GenPharm Preferred Stock                              Common
                                                   ----------------------------------                              Stock
                                                                                                                   -----


                            A         B         C         D        E         F         G         H         I
                            -         -         -         -        -         -         -         -         -
 Cash Payment to be       $.17      $.17      $.67      $.78     $1.57     $4.02     $4.47     $3.14     $3.13     $1.65
 Received Pursuant
 to the Offer


 Value of Additional      $.21      $.21      $.84      $.98     $1.96     $5.03     $5.59     $3.93     $3.91     $2.06
 Shares to be
 Received Assuming
 No Further
 Reduction in
 Remaining Merger
 Consideration (the
 Face Value of the
 Rights)

     In evaluating the Offer, Holders should note that, under the Merger Agreement, the aggregate amount of the Remaining Merger Consideration payable to the Holders is subject to reduction, on a dollar-for-dollar basis, to the extent GenPharm fails to receive certain license fees and promissory note payments from unrelated third parties (the "Third Party Payments") of approximately $23 million. Although the Company believes that the Third Party Payments will be received (and the Company has to date received timely payment of sums due from the parties obligated to make the Third Party Payments), there is a risk that unforeseen factors will result in the Company's not receiving some or possibly all of the Third Party Payments. A significant reduction in the receipt of such Third Party Payments could result in a significant reduction in the amount of the Remaining Merger Consideration to be received by the Holders of the Rights. The Company also has some discretion as to when the Remaining Merger Consideration is paid and is not required to pay such amount until December 31, 1998 (and possibly, to some extent, until 1999). Even the form of payment is uncertain. While in most cases the Company is obligated to pay the Remaining Merger Consideration in shares of Common Stock, at any time during which the Fair Market Value (as defined in the Merger Agreement) of the Company's Common Stock is less than $5.00, it may pay such Remaining Merger Consideration in cash. Finally, if the Company issues Common Stock to the Holders, depending on the then Fair Market Value of such stock, a large number of shares may be issued. Any attempt by a significant number of Holders to sell such a large number of shares of Common Stock upon receipt could have an adverse effect on the market price of the Company's Common Stock.

     Holders who accept the Offer will receive, at the consummation of the Offer, in consideration of their assignment of their Rights to Purchase, the cash purchase price offered by the Purchaser. Holders who do not accept the Offer will receive payment of the amount of the Remaining Merger Consideration they are entitled to receive as and when provided under the terms of the Merger Agreement.



     The Purchaser and the Company have entered into a Rights Exchange Agreement (the "Rights Exchange Agreement"), dated as of June 10, 1998. This Offer is being made by the Purchaser pursuant to the Rights Exchange Agreement. The Rights Exchange Agreement provides that, immediately upon the consummation of the Offer, the Company will issue to the Purchaser in exchange for each $6.75 in Face Value of the Rights acquired by the Purchaser (i) one share of the Company's Common Stock (up to a maximum of 6,579,629 shares; such shares being the "Shares") and (ii) a warrant or warrants (the "Warrants") to purchase 0.1222 shares of the Company's Common Stock at an exercise price of $10.00 per share exercisable over a period of seven years (up to a maximum of 804,000 shares). The Warrants will be issued upon the terms and conditions set forth in the Warrant Agreement (the "Warrant Agreement") between the Company and the Purchaser in a form attached as an exhibit to the Rights Exchange Agreement.
The Company and the Purchaser have agreed that the aggregate Face Value of the Rights for purposes of the exchange for Shares shall be $44,412,500 (i.e., their full, undiscounted value). If all of the Rights are assigned to the Purchaser and exchanged for Shares under the Rights Exchange Agreement, the Purchaser will beneficially own (after taking into account the Warrants) approximately 25% of the Company's outstanding Common Stock.



     The Rights Exchange Agreement also provides, among other things, that the Company will register the Shares and the shares to be issued to the Purchaser upon exercise of the Warrants as well as any resale thereof, and will pay to the Purchaser a fee of $750,000 (plus expenses) under certain circumstances if the Offer is not consummated and the Company completes a similar transaction with another party. The Rights Exchange Agreement is more particularly described in
Section 5 of this Offer to Purchase. Under the Rights Exchange Agreement, the Company will appoint a representative of the Purchaser to the Company's Board of Directors immediately following the closing of the transactions contemplated by the Rights Exchange Agreement. While no formal agreement exists, the Company and the Purchaser have discussed adding another director mutually acceptable to the Company and the Purchaser.



     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, AT LEAST $22,206,250 (50%) IN AGGREGATE FACE VALUE OF RIGHTS BEING PROPERLY ASSIGNED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER. NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY HOLDER OF THE RIGHTS AS TO WHETHER OR NOT TO ASSIGN THE RIGHTS. HOWEVER, IN ORDER TO FACILITATE THE OFFER, THE COMPANY HAS AGREED TO GRANT ITS CONSENT TO THE TRANSFER OF THE RIGHTS TO THE PURCHASER. THE RIGHTS MAY NOT BE ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO THE OFFER.



                                      IMPORTANT



     THE OFFER IS BEING MADE BY THE PURCHASER PURSUANT TO THE RIGHTS EXCHANGE AGREEMENT BETWEEN THE PURCHASER AND THE COMPANY. PURSUANT TO THAT AGREEMENT, THE COMPANY AND THE PURCHASER HAVE PREPARED THIS OFFER TO PURCHASE. ALL STATEMENTS MADE IN THIS OFFER TO PURCHASE (OTHER THAN THOSE RELATING TO THE IDENTITY OF THE PURCHASER, THE SOURCE OF THE PURCHASER'S FUNDS, THE PURCHASER'S PLANS AND INTENTIONS, OR THE TERMS OF THE OFFER) ARE BASED SOLELY ON INFORMATION

SUPPLIED BY THE COMPANY TO THE PURCHASER OR CONTAINED IN THE COMPANY'S PUBLIC FILINGS UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). THE COMPANY HAS REVIEWED THIS OFFER TO PURCHASE AND BELIEVES THAT ALL INFORMATION (OTHER THAN THAT PERTAINING TO THE IDENTITY OF THE PURCHASER, THE SOURCE OF THE PURCHASER'S FUNDS OR THE PURCHASER'S PLANS AND INTENTIONS, AS TO WHICH THE COMPANY CAN EXPRESS NO
VIEW) SET FORTH HEREIN IS ACCURATE AND COMPLETE IN ALL MATERIAL RESPECTS. WHILE THE PURCHASER BELIEVES ALL INFORMATION SUPPLIED BY THE COMPANY OR OBTAINED FROM THE COMPANY'S FILINGS UNDER THE SECURITIES ACT AND THE EXCHANGE ACT TO BE ACCURATE IN ALL MATERIAL RESPECTS, THE PURCHASER DOES NOT AND CANNOT WARRANT THE ACCURACY OF SUCH INFORMATION.



     ANY HOLDER OF RIGHTS DESIRING TO ASSIGN TO THE PURCHASER ALL OR ANY PORTION OF ITS RIGHTS SHOULD COMPLETE AND SIGN THE LETTER OF ASSIGNMENT OR A FACSIMILE THEREOF IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF ASSIGNMENT AND MAIL OR DELIVER IT AND ANY OTHER REQUIRED DOCUMENTS TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY (THE "DEPOSITARY"). THE COMPANY WILL PAY ALL CHARGES AND EXPENSES OF THE DEPOSITARY IN CONNECTION WITH THE OFFER.



     QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE DEPOSITARY OR SHAREHOLDER COMMUNICATIONS CORPORATION (THE "INFORMATION AGENT") AT THEIR RESPECTIVE ADDRESSES AND TELEPHONE NUMBERS SPECIFIED ON THE BACK COVER OF THIS OFFER TO PURCHASE. ADDITIONAL COPIES OF THIS OFFER TO PURCHASE AND THE LETTER OF ASSIGNMENT MAY BE OBTAINED FROM THE DEPOSITARY.

CONTENTS
INTRODUCTION                                                                1

SECTION 1   TERMS OF THE OFFER                                              4

SECTION 2   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR RIGHTS                   6

SECTION 3   PROCEDURE FOR ASSIGNING RIGHTS; EFFECTS OF ASSIGNING RIGHTS     7

SECTION 4   WITHDRAWAL RIGHTS                                               8

SECTION 5   THE RIGHTS EXCHANGE AGREEMENT                                   8

SECTION 6   CERTAIN FEDERAL INCOME TAX CONSEQUENCES                         9

SECTION 7   PRICE RANGE OF THE COMPANY'S COMMON STOCK, DIVIDENDS           12

SECTION 8   CERTAIN INFORMATION CONCERNING THE COMPANY                     13

SECTION 9   CERTAIN INFORMATION CONCERNING THE PURCHASER                   17

SECTION 10  SOURCE AND AMOUNT OF FUNDS                                     17

SECTION 11  PURPOSE OF THE OFFER                                           17

SECTION 12  CERTAIN CONDITIONS OF THE OFFER                                19

SECTION 13  CERTAIN LEGAL MATTERS                                          21

SECTION 14  FEES AND EXPENSES                                              22

SECTION 15  MISCELLANEOUS                                                  23

                                    INTRODUCTION

     The Purchaser hereby offers to purchase for cash any or all of the Rights upon the terms and subject to the conditions set forth in the Offer. The "Rights" are each Holder's right to receive such Holder's share of the Remaining Merger Consideration to be paid to the Holders under the Merger Agreement pursuant to which the Company acquired GenPharm. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, A MINIMUM OF $22,206,250 (50%) IN AGGREGATE FACE VALUE OF RIGHTS BEING PROPERLY ASSIGNED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER.

     The Purchaser is offering to acquire any or all of the Rights, subject to the terms and conditions of the Offer, at a price that represents a 20% discount from the amount of Remaining Merger Consideration such Holder would receive if the Remaining Merger Consideration were not reduced as described below and such Holder actually received such Holder's maximum entitlement to such Remaining Merger Consideration. Since, pursuant to the Merger Agreement, each Holder's share of the Remaining Merger Consideration is dependent on whether such Holder was a holder of GenPharm Preferred Stock and/or GenPharm Common Stock (and, if a holder of GenPharm Preferred Stock, which series of GenPharm Preferred Stock such Holder held), the price the Purchaser is offering to pay to each Holder depends upon which class or series of GenPharm stock the Holder held.

     The following table sets forth the cash payment the Purchaser is offering to make to the Holders to acquire the Rights pursuant to the Offer. The first line of the table sets forth the price to be paid by the Purchaser for the Rights relating to each share of GenPharm Preferred Stock and GenPharm Common Stock (on an as-converted fully diluted basis) formerly held by any such Holder. This price reflects the 20% discount. The second line of the table sets forth, on the same per-share basis, the amount of Remaining Merger Consideration that would be received by such Holders pursuant to the Merger, assuming no further reduction.

                                                                                                                  GenPharm
                                                   Series of GenPharm Preferred Stock                              Common
                                                   ----------------------------------                              Stock
                                                                                                                   -----


                            A         B         C         D        E         F         G         H         I
                            -         -         -         -        -         -         -         -         -
 Cash Payment to be       $.17      $.17      $.67      $.78     $1.57     $4.02     $4.47     $3.14     $3.13     $1.65
 Received Pursuant
 to the Offer

 Value of Additional      $.21      $.21      $.84      $.98     $1.96     $5.03     $5.59     $3.93     $3.91     $2.06
 Shares to be
 Received Assuming
 No Further

 Reduction in
 Remaining Merger
 Consideration (the
 Face Value of the
 Rights)

     The Company, Merger Sub and GenPharm entered into the Merger Agreement on May 5, 1997. Pursuant to the Merger Agreement, on October 21, 1997 (the "Merger Date"), Merger Sub merged with and into GenPharm with GenPharm being the surviving corporation and all of the outstanding shares of GenPharm Common Stock and GenPharm Preferred Stock were converted into the right to receive $62,725,000 (the "GenPharm Purchase Price"), subject to adjustment. As a result, GenPharm became a wholly-owned subsidiary of the Company. On the Merger Date, the Company issued 3,250,000 shares of Common Stock (the "Initial Shares") as payment of $17,793,750 of the GenPharm Purchase Price. As of the date hereof, the GenPharm Purchase Price has been reduced by $518,750 as a result of certain adjustments provided for in the Merger Agreement. As a result, the Remaining Merger Consideration payable to the Holders is currently $44,412,500. However, under the Merger Agreement, the aggregate amount of the Remaining Merger Consideration payable to the Holders is subject to reduction, on a dollar-for-dollar basis, to the extent GenPharm fails to receive certain license fees and promissory note payments from unrelated third parties (the "Third Party Payments") of approximately $23 million. Although the Company believes that the Third Party Payments will be received (the $23 million in remaining Third Party Payments already reflects the timely receipt of approximately $8 million of such payments) there is a risk that unforeseen factors will result in non-receipt of some or possibly all of the Third Party Payments. A significant reduction in the receipt of such Third Party Payments could result in a significant reduction in the amount of the Remaining Merger Consideration to be received by the Holders of the Rights. (As noted above, the Remaining Merger Consideration already reflects a reduction of $518,750).

     The Remaining Merger Consideration is payable in additional shares of the Company's Common Stock (the "Additional Shares") or, under certain circumstances, cash. The Additional Shares are to be issued first to the Holders of the Rights relating to GenPharm Preferred Stock to the extent of the balance of their aggregate preference amount of $40,378,646 (the "Preference Amount") and then pro rata to the Holders of the Rights relating to GenPharm Common Stock and GenPharm Preferred Stock (on an as-converted fully diluted basis).

     The Merger Agreement provides that payment of the Remaining Merger Consideration is to be made on or before December 31, 1998, provided GenPharm has received the Third Party Payments by that time. In the event any of the Third Party Payments are received after December 15, 1998, final payment of the Remaining Merger Consideration will occur not later than the earlier of (i) 30 days following the receipt of the last Third Party Payment, and (ii) December 31, 1999. The Remaining Merger

Consideration will be paid first to the Holders of the Rights relating to GenPharm Preferred Stock to the extent of the Preference Amount remaining after the issuance of the Initial Shares ($22,584,896), and then to Holders of the Rights relating to GenPharm Common Stock and GenPharm Preferred Stock (on an as-converted basis). Since the number of Additional Shares to be issued as payment of the Remaining Merger Consideration will be determined at future dates based on the then Fair Market Value of the Company's Common Stock and the amount of the Remaining Merger Consideration as adjusted, the maximum number of Additional Shares to be issued in connection with the Merger cannot be determined at this time. A significant decrease in the Fair Market Value of the Company's Common Stock would result in a significant increase in the number of Additional Shares issuable in connection with the Merger or, possibly, the payment of the Remaining Merger Consideration in cash. Similarly, a significant increase in the Fair Market Value of the Company's Common Stock and/or a significant reduction in the Remaining Merger Consideration would result in a significant decrease in the number of Additional Shares issuable in connection with the Merger. The uncertainties surrounding payment of the Remaining Merger Consideration are of particular concern to former Holders of GenPharm Common Stock, since, at least to the extent of the remaining Preference Amount, the Remaining Merger Consideration is first paid to former Holders of GenPharm Preferred Stock and, therefore, any significant reduction in the Remaining Merger Consideration would have a disproportionately greater negative impact on the value received in the Merger per share of GenPharm Common Stock.

     Holders of Rights who accept the Offer and assign their Rights eliminate the risk associated with a reduction of the Remaining Merger Consideration in the event all or a portion of the Third Party Payments are not received. In addition, under the terms of the Merger Agreement, the Company is not required to issue Additional Shares of its Common Stock in satisfaction of the Rights until December 31, 1998 (and possibly, to some extent, until December 31, 1999). Thus, Holders who accept the Offer will, if the Offer is completed, receive cash payments for their Rights in advance of the time they would receive any Additional Shares (or cash) from the Company as payment of the Remaining Merger Consideration. Furthermore, there can be no assurance that Holders who do not accept the Offer will be able to sell the Additional Shares they receive in payment of the balance of the Remaining Merger Consideration at one time or over a relatively short time frame without adversely affecting the market price of the Company's Common Stock. Finally, if the Company issues Common Stock to the Holders, depending on the then Fair Market Value of such stock, a large number of shares may be issued. Any attempt by a significant number of Holders to sell such a large number of shares of Common Stock upon receipt could have an adverse effect on the price of the Company's Common Stock.

     While acceptance of the Offer would reduce or eliminate the above described risks, assuming the Third Party Payments are received and there are no further reductions in the Remaining Merger Consideration, because of the discount, Holders of the Rights who accept the Offer will receive less in value than they would if they did not accept the Offer and continued to hold their Rights until the Company delivered the Additional Shares as payment of the Remaining Merger Consideration.

     Holders who accept the Offer will receive at the consummation of the Offer, in consideration of their assignment of their Rights to Purchase, the cash purchase price offered by Purchaser. Holders who do not accept the Offer will receive payment of the amount of the Remaining Merger Consideration they are entitled to receive as and when provided under the terms of the Merger Agreement.

     The Purchaser and the Company have entered into the Rights Exchange Agreement and this Offer is being made by the Purchaser pursuant thereto. The Rights Exchange Agreement provides that, immediately upon the consummation of the Offer, the Company will issue to the Purchaser in exchange for each $6.75 in Face Value of the Rights acquired by the Purchaser (i) one Share of the Company's Common Stock (up to a maximum of 6,579,629 Shares), and (ii) a Warrant or Warrants to purchase .1222 shares of the Company's Common Stock at an exercise price of $10.00 per share exercisable over a period of seven years (up to a maximum of 804,000 shares). The Warrants will be issued upon the terms and conditions set forth in the Warrant Agreement between the Company and the Purchaser in the form attached to the Rights Exchange Agreement.

     In order to facilitate the Offer, pursuant to the Rights Exchange Agreement, the Company has granted its consent to the transfer of the Rights to the Purchaser. The Rights may not be assigned or otherwise transferred except pursuant to the Offer. The Rights Exchange Agreement is more particularly described in Section 5 of this Offer to Purchase.

     The purpose of the Offer is for the Purchaser to purchase for cash any or all of the $44,412,500 aggregate Face Value of Rights so that the Purchaser will, upon acquisition of the Shares under the Rights Exchange Agreement, have a substantial equity interest in the Company, and be entitled to purchase additional Common Stock of the Company by exercising the Warrants. The Purchaser will also obtain representation on the Company's board of directors (see Section 11 below). In connection with the Rights Exchange Agreement, the Company and Purchaser have agreed that the aggregate value of the Rights for purposes of the exchange for Shares shall be $44,412,500; in other words, the Purchaser will receive Shares based on the full, undiscounted value of the Rights. Holders should note that the Company and the

Purchaser have no agreement preventing the sale of the Shares by the Purchaser, and the Company has agreed in the Rights Exchange Agreement to register the Shares for resale.

     According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998 (the "March 10-Q"), as filed with the Securities and Exchange Commission (the "Commission") on May 14, 1998, there were 22,197,486 shares of Common Stock outstanding (the "Outstanding Shares") as of May 7, 1998. In the event the minimum amount of Rights are assigned and accepted for purchase by the Purchaser, the number of shares of Common Stock to be issued by the Company to the Purchaser under the Rights Exchange Agreement in exchange for the Rights acquired in the Offer will constitute approximately 14% (or approximately 25% if all the Rights are assigned and accepted for payment) of the number of shares of the Company's Common Stock that will be outstanding following the completion of the Offer, in each case including the shares of the Company's Common Stock that the Purchaser would receive upon exercise of the Warrants.

1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and will pay for any or all of the $44,412,500 in Face Value of the Rights which are properly assigned on or prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with Section 4 of this Offer to Purchase. The Purchaser is offering to acquire the Rights at a price that represents a 20% discount from the amount of Remaining Merger Consideration each Holder would receive if the amount of Remaining Merger Consideration were not reduced below $44,412,500.

     As used in the Offer, the term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, July 17, 1998, provided, however, that if the Purchaser, in its sole discretion, has extended the period of time for which the Offer is open, the term "Expiration Date" means the latest time and date to which the Offer is extended, subject to the terms and conditions of the Rights Exchange Agreement, including, but not limited to, the provisions contained therein that the Offer may not be extended beyond August 14, 1998 (the "Termination Date").

     Any Holder of Rights desiring to assign to the Purchaser all or any portion of its Rights should complete and sign the Letter of Assignment or a facsimile thereof in accordance with the instructions in the Letter of Assignment and mail or deliver it and any other required documents to the Depositary. (See Section 3 below).

     If Letters of Assignment convey fewer than $22,206,250 (50%) in aggregate Face Value of the Rights are properly delivered to the Depositary by the Expiration Date and not withdrawn, the Purchaser may (i) terminate the Offer and return all assigned Rights to assigning Holders, (ii) extend the Offer and retain all such Rights until the expiration of the Offer as extended, or (iii) waive the condition that at least $22,206,250 (50%) in aggregate Face Value of the Rights be properly assigned and purchase all properly assigned Rights.

     Due to the difficulty of determining the precise amount of Rights properly assigned and not withdrawn, the Purchaser does not expect to announce the final results of the Offer or pay for any Rights until at least seven NASDAQ trading days after the Expiration Date. Holders of Rights will be notified as promptly as practicable as to the results of the Offer.

     The Purchaser reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open by announcing such extension in a press release followed as promptly giving written notice of such extension to the Holders of the Rights. If the Purchaser decides to increase the consideration offered in the Offer to Holders of the Rights, make a material modification to the Offer or waive a material condition to the Offer and, at the time that notice of such action is first sent or given to Holders of the Rights in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so sent or given, the Offer will be extended until the expiration of such period of ten business days, provided that such date is not beyond the Termination Date.

     The Purchaser also expressly reserves the right (i) to delay payment for any Rights regardless of whether such Rights were theretofore accepted for payment or to terminate the Offer and not accept for payment or pay for any Rights not theretofore accepted for payment or paid for upon the occurrence of any of the conditions specified in Section 12 by giving as provided in the next sentence notice of such delay in payment or termination to the Holders of the Rights and (ii) at any time or from time to time, subject only to the Rights Exchange Agreement, to amend the Offer in any respect. Any extension, delay in payment, termination or amendment will be announced by means of press release followed as promptly as practicable by delivery of written notice thereof to the Holders of the Rights.

     This Offer to Purchase and the related Letter of Assignment is being mailed to the record Holders of the Rights and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's list of Rights Holders.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR RIGHTS. Upon the terms and subject to the conditions of the Offer, the Purchaser will purchase, by accepting for payment, and will pay for, Rights properly assigned and not withdrawn by the Expiration Date as soon as practical after the latest of (i) the expiration or termination of the waiting period applicable to the issuance of the Shares by the Company to the Purchaser in exchange for the Rights acquired by the Purchaser in the Offer pursuant to the Rights Exchange Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act"), and (ii) Expiration Date. In all cases, payment for Rights purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Assignment (or facsimile thereof) and any other documents required by the Letter of Assignment. Since the Rights are not transferable (except pursuant to the Offer), the Rights may only be assigned as provided in the Letter of Assignment.

     The Company and the Purchaser intend to file a Notification and Report Form with respect to the issuance of the Shares by the Company to the Purchaser in exchange for the Rights acquired by the Purchaser pursuant to the Offer under the H-S-R Act on or before June 17, 1997 and, accordingly, the waiting period under the H-S-R Act applicable thereto will expire at 11:59 p.m., New York City time, on the date which is 30 days from the date of such filing. However, prior to such time, the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") may extend the waiting period by requesting additional information or documentary material from the Purchaser. If such a request is made, the waiting period would expire on the tenth day after substantial compliance by the Purchaser with such request. For additional information regarding the H-S-R Act, see Section 12.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) assigned Rights as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance of such Rights for payment. Payment for Rights purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for Holders choosing to assign their Rights for the purpose of receiving payment from the Purchaser and transmitting payments to such Holders. Under no circumstances will interest be paid on the purchase price by the Purchaser by reason of any delay in making such payment. IF ANY ASSIGNED RIGHTS ARE NOT PURCHASED FOR ANY REASON, THE ASSIGNMENT OF SUCH RIGHTS WILL NOT BE EFFECTIVE.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Holders of the Rights pursuant to the Offer, such increased consideration shall be paid to all Holders whose assignments of Rights have previously been accepted for payment pursuant to the Offer.

     The Purchaser reserves the right to transfer or assign to one or more direct or indirect affiliates of the Purchaser the right to purchase Rights assigned pursuant to the Offer, but any such transfer or assignment shall not relieve the Purchaser of its obligations under the Offer or prejudice the rights of Holders assigning their Rights to receive payment for Rights properly assigned and accepted for payment.

3. PROCEDURE FOR ASSIGNING RIGHTS; EFFECTS OF ASSIGNING RIGHTS. For Rights to be properly assigned pursuant to the Offer, a properly completed and duly executed Letter of Assignment or facsimile thereof with any other documents required by the Letter of Assignment must be received by the Depositary at one of its addresses indicated on the back cover of this Offer to Purchase on or before the Expiration Date.

     THE METHOD OF DELIVERY OF ALL DOCUMENTS IS AT THE ELECTION AND RISK OF THE ASSIGNING HOLDER.

     Under the backup withholding rules, unless an exception applies under the applicable law and regulations, the Depositary will be required to withhold, and will withhold, 20 percent of the gross proceeds paid to a Holder pursuant to the Offer unless the Holder provides his tax identification number (employer identification number or social security number) and certifies that such number is correct. Therefore, unless such an exception exists and is proved in a manner satisfactory to the Purchaser and the Depositary, each Holder wishing to assign Rights should complete and sign the main signature form, and, if applicable, should complete and sign the Substitute Form W-9 (or a Form W-8 for foreign Holders) included as part of the Letter of Assignment, so as to provide the information and certification necessary to avoid backup withholding.

     Payment for Rights assigned and purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Assignment or facsimile thereof and any other documents required by the Letter of Assignment.

     The assignment of Rights pursuant to the procedures described above will constitute a binding agreement between the Holder and the Purchaser upon the terms and subject to the conditions of the Offer. In addition, by delivering the Letter of Assignment a Holder thereof assigns (conditioned upon payment) to the Purchaser any claim such Holder may have against the Company to receive any portion of the Remaining Merger Consideration represented by such Rights, as well as any non-contractual claims against the Company. Further, if for any reason the assignment is not effective, the Holder agrees to release any claim that the Holder may have against the Company for payment of the Remaining Merger Consideration in consideration of the payment by the Purchaser of the purchase price for the Rights pursuant to the Offer.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any assignment of Rights will be determined in the sole discretion of the Purchaser, whose determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all assignments not in proper form or if the acceptance of or payment for such Rights may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any assignment with respect to any particular Rights of any particular Holder. None of the Purchaser, the Depositary, or the Company will be under any duty to give notification of any defects or irregularities in assignment or incur any liability for failure to give any such notification.

4. WITHDRAWAL RIGHTS. Except as otherwise provided in this Section, assignments of Rights made pursuant to the Offer are irrevocable. Holders assigning Rights to the Purchaser pursuant to the Offer may withdraw their Rights (in other words, they may revoke their assignment) at any time prior to 12:00 Midnight on the Expiration Date, and, unless theretofore accepted for payment as provided in this Offer to Purchase, such assignments may also be revoked after the date that is 60 days after the commencement of the Offer. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time. If the Purchaser extends the Offer, is delayed in its purchase of or payment for Rights or is unable to purchase or pay for Rights for any reason, then, without prejudice to the Purchaser's rights under Sections 1 and 12, assigned Rights may be retained by the Depositary on behalf of the Purchaser and may not be revoked except to the extent that Holders are entitled to revoke such assignments as set forth in this Section.

     For a revocation to be effective, a written, telegraphic, telex or facsimile transmission notice of revocation must be timely received by the Depositary at its address indicated on the back cover of this Offer to Purchase. Any such notice of revocation must specify the name of the Holder who assigned the Rights and the aggregate Face Value of Rights to be revoked. Such notice of revocation must be signed by such revoking Holder prior to becoming effective. All questions as to the form and validity (including time of receipt) of notices of revocation will be determined by the Purchaser, in its discretion, whose determination shall be final and binding.

     Any assignments of Rights revoked will be deemed not properly assigned for purposes of the Offer. However, Rights may be reassigned by following any of the procedures described in Section 3 at any subsequent time prior to or at the Expiration Date.

5. THE RIGHTS EXCHANGE AGREEMENT. The Purchaser and the Company have entered into the Rights Exchange Agreement. What follows is a summary of the Rights Exchange Agreement. This summary is qualified in its entirety by the text of the Rights Exchange Agreement itself, which has been filed by the Company with the Commission as an exhibit to a Current Report on Form 8-K (see Section 8 for information or how to obtain documents from the Commission).

     The Rights Exchange Agreement provides that, immediately upon the consummation of the Offer, each $6.75 in Face Value of the Rights purchased by the Purchaser in the Offer will be exchanged for (i) one Share of the Company's Common Stock (up to a maximum of 6,579,629 Shares) plus (ii) a Warrant or Warrants to purchase 0.1222 shares of the Company's Common Stock (up to a maximum of 804,000 shares) for $10.00 per share exercisable over a period of seven years, upon the terms and conditions set forth in the Warrant Agreement. The Company and the Purchaser have agreed that, for purposes of the Rights Exchange Agreement, the aggregate Face Value of the Rights shall be $44,412,500.

     The closing conditions to the Rights Exchange Agreement include, among other things: (i) the consummation of the Offer, (ii) that a director specified by the Purchaser be appointed to the board of directors of the Company, (iii) that the Company has not paid any of the Remaining Merger Consideration to any of the Holders, and (iv) certain other customary closing conditions.

     As soon as practicable (but not later than 30 days) after the consummation of the Offer, the Company has agreed to prepare and file with the Securities and Exchange Commission (the "Commission") a shelf registration statement (and thereafter shall use its reasonable best efforts to cause such shelf registration statement to be declared effective) for the Shares and the Common Stock issuable upon the complete exercise of the Warrants (the "Warrant Shares") as well as any resale thereof. An effective shelf registration statement would permit the Purchaser to sell or otherwise transfer the Shares or the Warrant Shares without violating the Securities Act or relying on a transfer that is exempt from the Securities Act.

     If (i) during the term of the Rights Exchange Agreement, the Company receives an unsolicited third-party offer where the third-party offers to merge with, acquire assets or stock of, or engage in a similar transaction with, the Company, and (ii) within six months of the termination of the Rights Exchange Agreement, the Company commits to accept such third-party offer, then the Company is obligated to pay the Purchaser $750,000 plus up to $150,000 in expenses as a break-up fee. The terms of the Rights Exchange Agreement provide that the Company cannot itself solicit third-party offers and can only accept such an offer if advised that such offer is more favorable than the Offer, and if advised by outside legal counsel that failure to accept the third-party offer would be reasonably likely to violate the fiduciary duties of its board of directors.

6. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion summarizes the material federal income tax consequences of the Offer that are generally applicable to Holders of Rights. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Holders of Rights.

     Holders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Holders in light of their particular circumstances, such as Holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, or who do not hold their Rights as capital assets. In addition, the following discussion does not address the tax consequences of the Offer under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Offer (whether or not any such transactions are undertaken in connection with the Offer).

     RIGHTS HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

     ASSIGNMENT OF RIGHTS

     Assignment of Rights pursuant to the Offer will be taxable transactions for federal income tax purposes. A Holder who assigns Rights in the Offer will recognize capital gain or loss (assuming the Rights are held as a capital asset) and imputed interest income. The amount of capital gain or loss will be determined by subtracting the adjusted basis of the Rights from the present value of the cash consideration received (using a discount rate equal to the appropriate applicable federal rate ("AFR") of interest) as discounted from the date of assignment to the Merger Date. The remainder of the cash consideration will be treated as interest for federal income tax purposes. To the extent that a Holder recognizes capital gain or loss, such capital gain or loss will be long-term if, as of the date of assignment, the holding period of the Rights is more than 18 months, mid-term if the holding period is more than one year but not more than 18 months, or short-term if, as of such date, the holding period is one year or less.

     RETENTION OF RIGHTS

     Holders of Rights who do NOT accept the Offer will continue to be entitled to payment of the Remaining Merger Consideration in accordance with the terms of the Merger Agreement. As a general matter, the federal income tax consequences of a Holder who does not accept the Offer should not be affected by the Offer or the acceptance of the Offer by other Holders.

     The Merger was intended to constitute a tax-free reorganization under
Section 368(a) of the Code (a "Reorganization"). However, the parties to the Merger did not request a ruling from the Internal Revenue Service ("IRS") in connection with the Merger. Assuming the Merger qualified as a Reorganization, subject to the limitations and qualifications referred to herein, the receipt of the Remaining Merger Consideration pursuant to the Merger Agreement should result in the following federal income tax consequences:

     (a) No gain or loss will be recognized by holders of GenPharm Common Stock and GenPharm Preferred Stock solely upon their receipt of the Company's Common Stock in exchange for GenPharm Common Stock and GenPharm Preferred Stock in the Merger (except as described below with respect to a portion of the Additional Shares being characterized as interest under the Code and gain or loss being recognized on cash received in lieu of a fractional share of the Company's Common Stock).

     (b) The aggregate tax basis of the Company's Common Stock received by GenPharm shareholders in the Merger (other than Common Stock characterized as interest under the Code), as reduced by any tax basis attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the GenPharm Common Stock and GenPharm Preferred Stock surrendered in exchange therefor.

     (c) The holding period of the Company's Common Stock received by each GenPharm shareholder in the Merger, other than Common Stock characterized as interest under the Code, will include the period for which the GenPharm Common Stock and GenPharm Preferred Stock so surrendered is held as a capital asset at the time of the Merger.

     (d) Cash payments received by holders of GenPharm Common Stock and GenPharm Preferred Stock in lieu of a fractional share will be treated as if such fractional share of the Company's Common Stock had been issued in the Merger and then redeemed by the Company. A GenPharm shareholder receiving such cash will recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

     IMPUTED INTEREST

     Notwithstanding the intended qualification of the Merger as a reorganization, a portion of any Additional Shares received by a holder more than six months after the Merger Date will be characterized as interest for federal income tax purposes under the imputed interest rules of the Code and in certain circumstances, the original issue discount rules of the Code. Generally, under these rules, a portion of the Additional Shares received more than six months after the Merger Date equal to the present value of the Additional Shares (using a discount rate equal to the appropriate AFR) as discounted from the date of payment of the Additional Shares to the Merger Date will be treated as merger consideration (and therefore subject to the rules discussed above). The remainder of each such payment of Additional Shares will be treated as interest for federal income tax purposes. The interest portion of the payment will be includable in the gross income of the holder in the year in which the amount of the payment is made. Also, in the event the right of payment of Additional Shares becomes fixed more than six months before the payment is due, the holder of the right to Additional Shares will recognize original issue discount.

     The federal income tax discussion set forth is included for general information only. For a more detailed description of the federal income tax consequences of the Merger please see the discussion relating thereto contained the Section entitled "THE MERGER-Certain Federal Income Tax Considerations" in the Prospectus/Consent Solicitation Statement dated September 25, 1997 delivered to the Holders in connection with the Merger. Each Holder is urged to consult his tax advisor with respect to the tax consequences to him of the Offer, including the effects of state, local and other tax consequences.

     A Holder who sells Rights in the Offer and who fails to complete and sign the Substitute Form W-9 that is included in the Offer (or, in the case of a Foreign Holder, a Form W-8) may be subject to a required United States backup withholding tax of 31% of the gross proceeds payable to such Holder. In addition, that portion of the purchase price paid to a Foreign Holder which is attributable to imputed interest will be subject to a withholding tax at a 30% rate or at such lesser rate as may be provided by treaty. To claim a lower treaty withholding tax rate, a Foreign Holder must submit a properly completed Form 1001 to the Purchaser.

7. PRICE RANGE OF THE COMPANY'S COMMON STOCK, DIVIDENDS. The Rights are not transferable (other than pursuant to this Offer by virtue of the Company's waiver of the transfer restrictions under the Merger Agreement). Accordingly, there is no public or private market for the Rights. However, Holders not accepting the Offer are likely to be paid their share of the Remaining Merger Consideration in shares of Common Stock, since that is required by the Merger Agreement so long as the Fair Market Value (as defined in the Merger Agreement) of the Company's Common Stock is $5.00 or more. Further, the Purchaser will receive up to 6,579,629 Shares under the Rights Exchange Agreement at a valuation equal to $6.75 per Share and Warrants to acquire up to 804,000 shares of Common Stock for $10.00 per share exercisable over a period of seven years.

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "MEDX." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported by Nasdaq.


                                                               High      Low
1995                                                           ----      ---
----
First Quarter. . . . . . . . . . . . . . . . . . . . . .      $4.13     $2.38

Second Quarter . . . . . . . . . . . . . . . . . . . . .      $6.50     $2.75
Third Quarter. . . . . . . . . . . . . . . . . . . . . .      $7.63     $5.13
Fourth Quarter . . . . . . . . . . . . . . . . . . . . .      $7.50     $5.38
1996
----



First Quarter. . . . . . . . . . . . . . . . . . . . . .      $8.00     $5.75

Second Quarter . . . . . . . . . . . . . . . . . . . . .     $12.25     $6.25
Third Quarter. . . . . . . . . . . . . . . . . . . . . .      $9.00     $5.38
Fourth Quarter . . . . . . . . . . . . . . . . . . . . .      $9.00     $6.25
1997
----

First Quarter. . . . . . . . . . . . . . . . . . . . . .     $10.00     $6.50

Second Quarter . . . . . . . . . . . . . . . . . . . . .      $8.75     $5.88
Third Quarter. . . . . . . . . . . . . . . . . . . . . .      $6.75     $4.13
Fourth Quarter . . . . . . . . . . . . . . . . . . . . .      $7.06     $4.75
1998
----
First Quarter. . . . . . . . . . . . . . . . . . . . . .      $6.25     $4.38
Second Quarter (through June 10) . . . . . . . . . . . .      $8.25     $4.75


     The Company has not paid any dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain any earnings to finance its growth.

     On May 5, 1997, the last trading day prior to the announcement by the Company and GenPharm that they had reached an agreement concerning the Merger, the closing sale price of the Company's Common Stock as reported on The Nasdaq National Market was $8.50 per share. On June 10, 1998, the last trading date prior to the commencement of the Offer, the closing sale price of a share of the Company's Common Stock as reported on The Nasdaq National Market was $6.31.

8. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company is incorporated under the laws of the State of New Jersey and its principal executive offices are located at 1545 Route 22 East, Annandale, New Jersey 08801 (telephone
(908) 713-6001).

     The following description of the Company is derived from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and filed with the Commission on March 31, 1998 (the "1997 10-K").

     The Company is engaged in the discovery and development of novel therapeutics to treat cancer, autoimmune diseases and other life threatening diseases based on its expertise in monoclonal antibodies and immunology. Virtually all of the

Company's products are designed either to enhance and direct a specific immune response or to block or diminish an undesired immunological activity. The Company's broad technology platform has led to five products in clinical trials and eight strategic alliances and includes: (i) bispecific antibodies that are designed to attach to both disease targets and immune system killer cells simultaneously; (ii) with the acquisition of Houston Biotechnology, Incorporated, immunoconjugates, a monoclonal antibody linked to a toxin;
(iii) monoclonal antibodies; and (iv) with the acquisition of GenPharm, the ability to create fully human monoclonal antibodies for itself and for potential partners.

     The Company files periodic reports, proxy statements and other information with the Commission under the Exchange Act, relating to its business, financial statements and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, Citicorp Center, Suite 1400, 500 West Madison, Chicago, Illinois 60661, and at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained from the Commission's web page at: http:\\www.sec.gov.

     Set forth below is certain summary consolidated financial information with respect to the five years ended December 31, 1993, 1994, 1995, 1996 and 1997 of the Company and its consolidated subsidiaries, which is excerpted or derived from the 1997 10-K, and certain unaudited consolidated summary financial information with respect to the quarter ended March 31, 1998 which is excerpted or derived from the March 10-Q. More comprehensive financial and other information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.


                                                                     Year Ended December 31,
                                                                ----------------------------


                                                      1993         1994         1995        1996        1997
                                                      ----         ----         ----        ----        ----

                                                               (in thousands, except per share data)

Statement of Operations Data:

Revenues:

  Sales                                              $   406     $   378      $   312     $   255      $   221

  Grants, contract and license revenues                   --         200        1,467       1,626        3,011
                                                     -------      -------     -------      -------     -------

Total revenues                                           406         578        1,778       1,881        3,232

Costs and expenses:

  Cost of sales                                           82          91          123         132          150

  Research and development                             3,797       5,905        6,442       7,596       14,100

  General and administrative                           2,361       2,154        2,275       2,558        3,644

        Stock bonus to GenPharm
International, Inc. Employees                             --          --           --          --        2,275

  Acquisition of in-process technology                    --          --           --          --       40,316
                                                     -------      -------     -------      -------     -------

Total costs and expenses                               6,240       8,150        8,840      10,286       60,486



Operating loss                                       (5,834)     (7,573)      (7,062)     (8,405)     (57,254)

Interest and dividend income                            419         337          553       1,537        1,876
                                                    -------     -------      -------     -------     --------

Net loss                                            $(5,415)    $(7,236)     $(6,509)    $(6,868)    $(55,377)
                                                    -------     -------      -------     -------     --------
                                                    -------     -------      -------     -------     --------

Basic and diluted net loss per share(1)             $ (0.86)    $ (1.00)     $ (0.69)    $ (0.45)    $  (2.93)


Weighted average common shares

    outstanding(1)                                    6,304       7,269        9,457      15,289       18,871



                                                                                        December 31,
                                                            ----------------------------------------

                                                      1993         1994         1995        1996        1997
                                                      ----         ----         ----        ----        ----

                                                                           (in thousands)
Balance Sheet Data:


Cash, cash equivalents and marketable
securities



                                                    $  9,687    $  9,434    $ 15,729    $ 31,463    $ 28,444

Working capital                                        8,330       8,017      14,549      31,259       1,647

Total assets                                          12,640      13,017      19,240      36,044      48,695

Long-term obligations                                     78          60          40         110         107

Cash dividends declared per common share                  --          --          --          --          --

Accumulated deficit                                  (10,877)    (18,113)    (24,623)    (31,491)    (86,869)

Total stockholders' equity                            10,943      11,097      17,375      34,648       5,681


----------

(1) Computed on the basis described for net loss per share in Note 2 to the Consolidated Financial Statements.

                                                           Three Months Ended

                                                                March 31,
                                                            -------------------

                                                              (Unaudited)

                                                           1998           1997
                                                          ------         ------
Statement of Operations Data:

Revenues:

  Sales                                                    59,213         50,163

  Grants, contract and license revenues                 1,254,345        400,177
                                                        ---------        -------

Total revenues                                          1,313,558        450,340

Costs and expenses:

  Cost of sales                                           131,351         38,485

  Research and development                              5,287,577      2,530,380

  General and administrative                            1,059,254        810,323


  Acquisition of in-process technology                    --     10,662,952
                                                 -----------     ----------

Operating loss                                   (5,164,624)   (13,591,800)

Interest and dividend income                         695,071        390,817

Interest expense                                     600,218          5,651
                                                     -------

Net loss                                         (5,069,771)   (13,206,634)
                                                 -----------   ------------
                                                 -----------   ------------

Basic and diluted net loss per share(1)             $ (0.23)       $ (0.74)

Weighted average shares outstanding               22,163,875     17,963,137



                                                         March 31, 1998
                                                     -----------------------

                                                    Actual                As
                                                  --------            Adjusted(2)
                                                                      --------

Balance Sheet Data:
                                                           (Unaudited)

Current assets, principally cash, cash
equivalents, notes receivable and
marketable securities

                                                 $36,911,455         $44,411,455


Property, plant and equipment, net                 3,118,373           3,118,373

Investments in, and advances to affiliate            414,777             414,777

Other assets                                       1,217,245           1,217,245
                                                 -----------         -----------

                                                 $41,661,850         $49,161,850
                                                 -----------         -----------
                                                 -----------         -----------

Current liabilities                              $39,852,244         $ 5,487,051

Other liabilities                                     87,018              87,018

Stockholders' equity                               1,722,588          43,587,781
                                                 -----------         -----------

                                                 $41,661,850         $49,161,850
                                                 -----------         -----------
                                                 -----------         -----------


(1) Compiled on the basis described for net loss per share in Note 2 to the Consolidated Financial Statements.

(2) As adjusted to give effect to the issuance of the Shares in exchange for the Rights pursuant to the Rights Exchange Agreement and the receipt of the remaining Third Party Payments.



     The information concerning the Company contained herein has been taken from or is based upon documents and records on file with the Commission or otherwise publicly available. Although the Purchaser has no knowledge that would indicate that any statements contained herein are untrue, the Purchaser cannot take responsibility for the accuracy of the information or for any failure by the Company to disclose events unknown to the Purchaser that may have occurred and may affect the significance or accuracy of any such information.

9.   CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser, BCC Acquisition I LLC, is a manager-managed Delaware limited liability company which has two members. One member, The Bay City Capital Fund I, L.P. ("BCC"), is a Delaware limited partnership. BCC has committed to provide $15,000,000 to the Purchaser. BCC is the manager of the Purchaser and is an investment fund that solely invests in companies in the life sciences industry. BCC has made $24,310,054 in investments within the past twelve months and has undrawn committed funds of $75,689,946. The second member of the Purchaser is Bay Investment Group, L.L.C., a Delaware limited liability company ("BIG"). BIG has committed to contribute all funds in excess of $15,000,000 needed to consummate the Offer. BIG has assets in excess of $23 million and has undrawn committed funds of $63.9 million. BIG is ultimately owned by trusts for the benefit of various members of the Pritzker family.

     Other than the Rights Exchange Agreement or as elsewhere disclosed herein, neither the Purchaser nor, to the best knowledge of the Purchaser, any of its officers, directors or affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

10. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser to purchase the Rights pursuant to the Offer (not including related fees and expenses) is estimated to be approximately $35,530,000 (the "Funds"), assuming all $44,412,500 in aggregate Face Value of the Rights are assigned and accepted for payment pursuant to the Offer.

     The Purchaser has received a binding commitment to contribute $15,000,000 from BCC. BIG has made a binding commitment to contribute the balance of the funds needed to consummate the Offer. The commitments are unconditional. The Offer is not conditioned on financing.

11. PURPOSE OF THE OFFER. The primary purpose of the Offer is to acquire for cash all of the Rights so that, upon exchange of the Rights for shares of Company Common Stock under the Rights Exchange Agreement, the Purchaser will have a significant equity interest in the Company. Immediately upon the consummation of the Offer, the Purchaser will exchange each $6.75 in Face Value of the Rights it acquires in the Offer for (i) one Share of the Company's Common Stock (up to a maximum of 6,579,629 shares) plus a Warrant or Warrants to purchase .1222 shares of Common Stock of the Company (up to a maximum of 804,000 shares) at an exercise price of $10.00 per share exercisable over a period of seven years. In the event the minimum amount of Rights are accepted for purchase by the Purchaser and assigned to the Purchaser, the number of shares of Common Stock to be issued by the Company to the Purchaser in exchange for the Rights will constitute approximately 14% (or approximately 25% if all the Rights are assigned and accepted for payment) of the number of shares of the Company's Common Stock that will be outstanding following the completion of the Offer, in each case including the shares that the Purchaser would hold upon exercise of the Warrants.

     Upon consummation of the Offer, Purchaser shall obtain representation on the board of directors of the Company. Under the terms of the Rights Exchange Agreement, the Company and the Purchaser have agreed that the Company will add to its board of directors, on or before the Closing of the transactions contemplated by the Rights Exchange Agreement, a person with substantial experience and reputation in the biotechnology or pharmaceutical industries who is nominated by the Purchaser and acceptable to the board of directors of the Company. In addition, so long as the Purchaser owns at least 5% of the Company's outstanding Common Stock or at least 75% of the number of shares of Common Stock it received from the Company pursuant to the Rights Exchange Agreement, the Company will use its reasonable best efforts to ensure that the Purchaser's representative is included in the Company's proxy materials as a nominee of the board of directors for election to the board and is elected to serve on the Company's board of directors.

     In addition, while no formal agreement currently exists as to any future changes in the board of directors of the Company, discussions have taken place between the Company and the Purchaser to the effect that it may be appropriate for the addition of another new director who has substantial experience and reputation in the biotechnology or pharmaceutical industry and who is deemed mutually acceptable by the board of directors of the Company and the Purchaser.

     The Purchaser does not presently have any plans to acquire control of the Company, nor does it have any current plans relating to or which would result in
(i) an extraordinary corporate transaction relating to Company, (ii) the sale or transfer of a material amount of the Company's assets, (iii) a change (beyond that described above) in the Company's board of directors or management, (iv) beyond that contemplated by the Offer and the Rights Exchange Agreement, any material change in the Company's capitalization or dividend policy, (v) any other material change to the Company's corporate structure and business, or (vi) any distribution of the Company Common

Stock or termination of the registration of the Company's Common Stock under
Section 12 of the Exchange Act.

     While the Purchaser presently intends to hold the shares of Common Stock it acquires under the Rights Exchange Agreement, it reserves the right to either acquire more such shares or sell, in any lawful manner, any or all of such shares at any time. In this regard, the Purchaser notes that, pursuant to the Rights Exchange Agreement, the Company has agreed within 30 days of the closing of the Offer, to file a shelf registration statement covering the Shares of Common Stock and the shares of Common Stock resulting from the complete exercise of the Warrants to be acquired by the Purchaser as well as any resales thereof.

     Upon consummation of the transactions contemplated by this Offer and by the Rights Exchange Agreement, the Purchaser will be the beneficial owner of more than 10% of the Company's Common Stock and as such will be an "interested stockholder" as defined in the New Jersey Shareholders Protection Act ("NJSPA"). The NJSPA may prohibit certain future business combinations between the Purchaser and the Company including a merger or consolidation, a sale, lease, exchange, transfer or other disposition of 10% or more of the assets of the Company.

12. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or pay for any Rights assigned, or may terminate or amend the Offer, or may postpone the acceptance for payment or payment for any Rights assigned, if fewer than $22,206,250 (50%) in aggregate Face Value of the Rights are properly assigned and the assignments are not revoked prior to the Expiration Date, or if at any time before payment for any Rights assigned (whether or not any other Rights have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following shall occur:

     (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened or shall have become known to the Purchaser in the business, properties, assets, liabilities, financial condition, operations, prospects or results of operations of the Company or any of its subsidiaries or affiliates which has or may have material adverse significance with respect to the Company and its subsidiaries and affiliates, taken as a whole, or the value of the Company's Common Stock.

     (b) any (i) general suspension of, or limitation on prices for, trading in securities on The Nasdaq National Market, (ii) declaration of a banking moratorium or any suspension of payments in respect of federal or state banks in the United States of any limitation on, or any other condition, event or development which may affect, the extension of credit by lending institutions in the United States, or in any other country, (iii) commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) material change in United States or any other currency exchange rates or a suspension of, or limitation on the market therefor or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

     (c) the Company or any subsidiary or affiliate of the Company shall, on or after June 10, 1998, have (i) issued or sold, or authorized or proposed the issuance or sale of, any shares of capital stock of any class, or any securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or convertible securities, except (a) the issuance of shares upon the exercise, in accordance with the terms thereof in effect on June 10, 1998, of employee stock options outstanding on June 10, 1998, and (b) pursuant to the terms of any agreement with the Company's strategic corporate partners as disclosed in the 1997 10-K and the March 10-Q, (ii) issued, sold, authorized or proposed the issuance or sale of any other securities in respect of, in lieu or in substitution for shares of its Common Stock outstanding on June 10, 1998, (iii) declared or paid any dividend or distribution on any shares of its capital stock, or
     (iv) authorized, proposed, recommended or entered into or granted any option or other right with respect to, or announced any intention to authorize, propose, recommend or enter into or grant any option or right with respect to any merger, consolidation, business combination, acquisition of assets or securities, disposition of assets, disposition of shares of a subsidiary or affiliate, or any material change in its capitalization, any relinquishment of any material contractual rights, or any comparable event not in the ordinary course of business or taken any action to implement any such transaction previously authorized, recommended or proposed, other than recommendations concerning the Offer;

     (d) any action or proceeding shall be taken, instituted, proposed or threatened, or any statute, rule, regulation or order shall be proposed, introduced, enacted, promulgated, entered, enforced or deemed applicable to the Offer by or before any domestic or foreign government, court, agency, authority or instrumentality or any official or representative of any of the foregoing (each being referred to herein as a "Governmental Agency") or by any other person, domestic or foreign, which may (i) challenge the making or completion of the Offer or closing of the transactions contemplated by the Rights Exchange Agreement or otherwise directly or indirectly relate to the making or completion of the Offer, or the execution, delivery or performance by any party of the Rights Exchange Agreement (ii) result in a delay in or restrict the ability of the Purchaser to accept for payment or to pay for some or all of the Rights pursuant to the Offer, or make the consummation of the Offer unduly burdensome to the Purchaser, (iii) render the Purchaser unable to accept for payment or to pay for some or all of the Rights pursuant to the Offer, (iv) make the acceptance for payment or payment for some or all of the Rights illegal or otherwise restrict or prohibit consummation of the Offer (whether under any federal or state law or otherwise), (v) seek to prohibit ownership or require the divestiture by the Purchaser or any of the Purchaser's subsidiaries or affiliates of any Rights or impose any limitation on the ability of any of them to acquire or own Rights, (vi) impose any limitation on the ability of the Purchaser or any of the Purchaser's subsidiaries or affiliates to exercise effectively all rights of ownership with respect to the Rights or the Shares, (vii) impose any limitation upon the ability of the Purchaser or any of the Purchaser's subsidiaries or affiliates effectively to enforce or enjoy the benefit of Purchaser's rights under the Rights Exchange Agreement, (viii) prohibit or impose any limitation upon Purchaser's ownership of the Rights, the Shares, or the Warrants or compel the Purchaser or the Company to divest or hold separate all or any portion of the business or assets of the Purchaser or the Company (including the businesses or assets of any of their respective subsidiaries and affiliates) or impose any limitation on any of them in the conduct of their businesses, or (ix) otherwise adversely affect the Purchaser or the Company or any of their respective subsidiaries or affiliates;

     (e) the Company or any of its subsidiaries or affiliates shall have proposed or adopted any amendment to any of their articles of incorporation or bylaws or similar organizational documents, or the Purchaser shall have learned that the Company or any of its subsidiaries or affiliates shall have adopted any such amendment which shall not have been publicly disclosed prior to June 10, 1998;

     (f) any condition set forth in the Rights Exchange Agreement has not been satisfied immediately prior to the Expiration Date or any impediment to closing the transactions contemplated by the Rights Exchange Agreement exists; or

     (g) the failure of the Company to inform the Purchaser in writing immediately prior to the Expiration Date that all conditions to Company's obligations under the Rights Exchange Agreement have been satisfied or waived and that Company will exchange all Rights purchased by Purchaser for Shares and Warrants under the Rights Exchange Agreement;

which, in the sole judgment of the Purchaser with respect to each and every matter referred to above and regardless of the circumstances, including any action or omission by the Purchaser giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for the Rights. Any determination by the Purchaser concerning the events described in this Section 12 shall be final and binding upon all parties. The foregoing conditions are for the sole benefit of the Purchaser and may be waived by the Purchaser in whole or in part at any time and from time to time.

13. CERTAIN LEGAL MATTERS. GENERAL. Except as otherwise disclosed below, neither the Company nor the Purchaser is aware of any license or regulatory permit which appears to be material to the business of the Company and likely to be adversely affected by the consummation of the transactions contemplated by the Rights Exchange Agreement. Except as disclosed below, neither the Company nor the Purchaser is aware of any approval or other action by any state, federal or foreign governmental or administrative agency that would be required for the acquisition of Rights by the Purchaser as contemplated herein. Should any such license, permit, approval or other action be required, it is presently contemplated that the same would be sought. There can be no assurance that any license, permit, approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not have to be disposed of in the event that such license, permit, or approval was not obtained or any such other action was not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Rights is subject to certain conditions, including conditions relating to the legal matters discussed in this Section.

     ANTITRUST. The issuance of the Shares by the Company in exchange for the Rights acquired by the Purchaser pursuant to the Offer (the "Rights Exchange") is subject to the provisions of the H-S-R Act, which provides that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. Pursuant to the H-S-R Act, the Purchaser and the Company intend to file a Notification and Report Form and certain supplemental material with respect to the Rights Exchange with the Antitrust Division and the FTC on or before June 17, 1998. Under the provisions of the H-S-R Act applicable to the Rights Exchange, the issuance of the Shares by the Company in exchange for the Rights acquired by the Purchaser pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the Purchaser's filing. Accordingly, the waiting period under the H-S-R Act will expire at 11:59 p.m., New York City time, on the date which is 30 days from the date of such filing, unless the Purchaser or the Company receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division were to request additional information or documentary material form the Purchaser or the Company, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser or the Company with such request. Thereafter, the waiting period could be extended only by court order. If the Rights Exchange, and therefore, the acquisition of the Rights pursuant to the Offer, is delayed by a request from the FTC or the Antitrust Division for additional information or documentary material pursuant to the H-S-R Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Rights pursuant to the Offer will be deferred until 10 days after the request is substantially complied with, unless the 10-day extended period expires on or before the date when the initial 30-day period would otherwise have expired or unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law (see Section 4). Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Rights Exchange, neither the Company's failure to make such filings nor a request form the Antitrust Division or the FTC for additional information or documentary material made to the Company will extend the waiting period.

     At any time before or after the Rights Exchange and the Purchaser's acquisition of the Rights pursuant to the Offer, either the Antitrust Division or the FTC, or both, could take such action under the antitrust laws as either deems necessary or desirable in the public interest, or any other person could take action under the antitrust laws, including seeking to enjoin the Rights Exchange or seeking divestiture of the Shares acquired thereunder or the divestiture of substantial assets of the Company or the Purchaser. Neither the Purchaser nor the Company believe that the Purchaser's acquisition of the Offer would violate the antitrust laws. However, there can be no assurance that a challenge to the Rights Exchange on antitrust grounds will not be made or that, if such a challenge is made, the Purchaser will prevail.

14. FEES AND EXPENSES. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting assignments of Rights pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

     The Company has retained Continental Stock Transfer & Trust Company as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. The Company will also reimburse the Depositary for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Depositary against certain liabilities in connection with the Offer, including certain liabilities in connection with the Offer.

     The Purchaser has retained Shareholder Communications Corporation as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. The Purchaser will also reimburse the Information Agent for out-of-pocket expenses, including reasonable attorneys' fees, and has agreed to indemnify the Information Agent against certain liabilities in connection with the Offer, including certain liabilities in connection with the Offer.

     Neither the Depositary nor the Information Agent has been retained to make solicitations or recommendations with respect to the Offer.

15. MISCELLANEOUS. The Offer is not being made to, nor will assignments be accepted front or on behalf of, Holders of Rights in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of the Purchaser other than as contained in this Offer to Purchase or in the related Letter of Assignment and, if given or made, such information or representation must not be relied upon as having been authorized.

                                        BCC ACQUISITION I LLC



June 11, 1998

     Facsimile copies of the Letter of Assignment will be accepted. The Letter of Assignment and any other required documents should be sent or delivered to the Depositary at one of its addresses set forth below:

                                   THE DEPOSITARY:

                      CONTINENTAL STOCK TRANSFER & TRUST COMPANY
           BY MAIL:               BY FACSIMILE:                BY HAND:
  Continental Stock Transfer     (212) 509-5250      Continental Stock Transfer
      & Trust Company                                      & Trust Company
         2 Broadway           Confirm by Telephone:   2 Broadway - 19th Floor
    New York, New York       (212) 509-4000 Ext. 535     New York, New York
           10004                                                10004


Continental Stock Transfer & (212) 509-5250             Continental Stock
Trust Company                                           Transfer & Trust Company
2 Broadway                   Confirm by Telephone       2 Broadway
New York, New York 10004     (212) 509-4000, Ext. 535   New York, New York

         Any questions or requests for assistance or for additional copies of this Offer to Purchase or the Letter of Assignment may be directed to the Information Agent at the telephone numbers and
               addresses below.  To confirm delivery for your Letter of
                Assignment you are directed to contact the Depositary.

                               THE INFORMATION AGENT:

                        SHAREHOLDER COMMUNICATIONS CORPORATION
                                    BY TELEPHONE:
                                   (212) 509-5250

                                Confirm by Telephone:
                               (212) 509-4000 Ext. 535
                               (800) 733-8481, Ext. 493
                                (or call direct at)
                                   (212) 805-7000